Exhibit (d)(5)

PACKETEER, INC.

TWO WAY NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT

THIS Agreement is made and entered into by and between PACKETEER, INC. (“Packeteer”) and Blue Coat Systems, Inc., a Delaware corporation, having offices at 420 North Mary Avenue, Sunnyvale, CA 94085, to assure the protection and preservation of the confidential and/or proprietary nature of each party’s confidential information. Each party will disclose such information solely for the purpose of evaluating the possibility of entering into a business relationship between the parties hereto (the “Purpose”). In reliance upon and in consideration of the following undertakings, the parties agree as follows:

1.	Definition. Subject to the limitations set forth in Section 2, all information (including but not limited to ideas, techniques, works of authorship, models, inventions, know-how, processes, equipment, algorithms, software source documents and formulae related to the current, future, and proposed products and services of each of the parties and information concerning research, development, financial information, procurement requirements, purchasing, manufacturing, customer lists, business forecasts, sales and merchandising, and marketing plans), disclosed by one party (the “Discloser”) to the other party (the “Recipient”) which is labeled or marked “Confidential” or with some other similar proprietary legend, or which, in the context of the disclosure, the Recipient has reason to believe is confidential, shall be deemed to be “Confidential Information.” If Confidential Information is disclosed in oral form, the Discloser shall identify it as confidential at the time of disclosure and thereafter summarize it in writing and transmit such summary to the Recipient within thirty (30) days of the oral disclosure.

2.	Exclusions. “Confidential Information” excludes information which: (a) is now or hereafter becomes generally known or available, through no act or failure to act on Recipient’s part; (b) Recipient independently knows at the time of receiving such information; (c) a third party hereafter furnishes to Recipient without restriction on disclosure and without breach of any confidentiality obligations; (d) Recipient has independently developed without using any Confidential Information or breaching this Agreement; or (e) Discloser gives written permission to Recipient to disclose.

3.	Restrictions/Obligations. Recipient shall: (a) only disclose the Confidential Information to those employees and contractors with a need to know; provided that Recipient binds those employees and contractors to terms at least as restrictive as those stated in this Agreement (or, with respect to professional advisors, advises them of its obligations with respect to the Confidential Information); (b) not disclose any Confidential Information to any third party, without Discloser’s prior written consent; (c) use such Confidential Information only to the extent required to accomplish the Purpose; (d) not reproduce Confidential Information in any form except as required to accomplish the Purpose; (e) not reverse engineer, decompile, or disassemble any software disclosed by the Discloser; (f) not directly or indirectly export or transmit any Confidential Information to any country to which such export or transmission is restricted by regulation or statute; and (g) promptly provide the Discloser with notice of any actual or threatened breach of the terms of this Agreement. However, Recipient may disclose Confidential Information in accordance with a judicial or other governmental order provided that Recipient shall give Discloser written notice prior to such disclosure. Subject to Recipient’s obligations of non-disclosure, Recipient shall be free to use the residuals resulting from the use or access to the Confidential Information of Discloser. The term “residuals” means information in intangible form which is retained in the unaided memory of persons who have had access to the Confidential Information, without reference to such information in tangible or fixed form. Solely with respect to non-technical Confidential Information, Recipient’s obligations under this Section 3 shall expire one (1) year from the date of disclosure of such non-technical Confidential Information.

4.	Ownership and Return of Confidential Information. All Confidential Information (including all copies thereof) shall remain the property of Discloser. All copies shall bear all proprietary markings contained on or in the originals. Upon the request of Discloser, Recipient shall, at Recipient’s option, either (a) return such materials to Discloser, or (b) certify the destruction thereof.

5.	Rights. No rights or licenses to trademarks, inventions, copyrights, patents or any other intellectual property rights are implied or granted under this Agreement. Subject to the obligations of this Agreement, neither party will be precluded from independently developing technology or pursuing business opportunities similar to those covered by the Confidential Information disclosed hereunder. Each party retains sole discretion to assign or reassign the job responsibilities of its employees. Each party acknowledges that the other party may currently or in the future be developing information internally, or receiving information from third parties, that is similar to the Confidential Information. Nothing in this Agreement will prohibit Recipient from developing or having developed for it products, concepts, systems or techniques that are similar to those contemplated by or embodied in the Confidential Information, provided the Recipient does not violate its obligations under this Agreement.

6.	Term and Termination. This Agreement shall remain in full force and effect for a period of three (3) years unless terminated sooner as set forth below. This Agreement may be terminated by either party upon thirty (30) days written notice, provided however, that Paragraphs 3, 4, 5, and 7 shall survive any termination of this Agreement.

7.	Miscellaneous. This Agreement shall be governed by the laws of the State of California. This Agreement contains the final, complete and exclusive agreement of the parties relative to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements relating to its subject matter and may not be changed, modified, amended or supplemented except by a written instrument signed by both parties. If any provision of this Agreement is found by a proper authority to be unenforceable, that provision shall be severed and the remainder of this Agreement will continue in full force and effect. Recipient hereby acknowledges and agrees that no remedy at law will afford Discloser adequate protection against, or appropriate compensation for, breach of Recipient’s obligations under this Agreement. Accordingly, Recipient agrees that Discloser shall be entitled to specific performance of Recipient’s obligations, as well as such further equitable relief as may be granted by a court of competent jurisdiction.

PACKETEER, INC.			OTHER PARTY:

By:	/s/ Dave Côté		/s/ Brian NeSmith
By:	Dave Côté	By:	Brian NeSmith
Title:	President & CEO	Title:	President & CEO
Date:	October 20, 2007	Date:	October 28, 2007